Exhibit 12-B


                   CHRYSLER CORPORATION AND CONSOLIDATED SUBSIDIARIES
                  COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES
                              AND PREFERRED STOCK DIVIDENDS

                                            Six Months Ended
                                                June 30,
                                              (Unaudited)
                                            1994       1993
                                          (Dollars in millions)
Net earnings (loss) from continuing
 operations before cumulative
 effect of changes in accounting
 principles                                $1,894     $1,215
  Add back:
    Taxes on income                         1,242        787
    Fixed charges                             648        752
    Amortization of previously
     capitalized interest                      49         50
  Deduct:
    Capitalized interest                       89         83
    Undistributed earnings from
     less than fifty-percent owned
     affiliates                                 6          2
Earnings available for fixed charges       $3,738     $2,719

Fixed charges:
  Interest expense                         $  482     $  592
  Capitalized interest                         89         83
  Credit line commitment fees                   6          5
  Interest portion of rent expense             71         72
  Gross-up of preferred stock dividends
   of majority-owned subsidiaries (CFC)
   to a pre-tax basis                           0          0
Total fixed charges                        $  648     $  752

Ratio of earnings to fixed charges           5.77       3.62

Preferred stock dividend requirements          66         66

Ratio of earnings to fixed charges and
 preferred stock dividend requirements       5.24       3.32
Equity taken up in earnings of less than
 fifty-percent owned affiliates            $    6     $    2
Deduct - Dividends paid by affiliates           0          0
Undistributed earnings from less than
 fifty-percent owned affiliates            $    6     $    2

For the purpose of computing the ratios of earnings to fixed charges and preferred stock dividends, earnings are determined by adding back fixed charges to consolidated earnings from continuing operations (including equity in net earnings of unconsolidated subsidiaries) before taxes on income and excluding undistributed earnings from less than fifty-percent owned affiliates. Fixed charges consist of interest expense, credit line commitment fees, interest portion of rental expense and the preferred stock dividend requirements of its majority-owned subsidiaries increased to an amount representing the pre-tax earnings that would be required to cover such dividend requirements.